April 21, 2005

VIA EDGAR

Mr. Zafar Hasan

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street N.W.

Washington, DC 20549

Re:                             NeoRx Corporation - Acceleration Request for Amendment No. 1 to Registration Statement on Form S-3, Commission File No. 333-123672

Dear Mr. Hasan:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, NeoRx Corporation (the “Company”) hereby requests that the effective date of the above-referenced Amendment No. 1 to Registration Statement on Form S-3 (the “Registration Statement”) be accelerated so that the Registration Statement may become effective at 12:00 noon, Eastern Day Light Savings Time, on Monday, April 25, 2005, or at such later time as the Company may request by telephone to the Commission.  The Company hereby authorizes Faith M. Wilson or James R. Lisbakken, counsel for the Company, to make such request on its behalf.

In connection with this request, the Company hereby acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
s/ Susan D. Berland
Susan D. Berland
Chief Financial Officer

cc:           Perkins Coie LLP